FRANK’S INTERNATIONAL, NV

Prins Bernhardplein 200

1097 JB, Amsterdam

The Netherlands

August 6, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Frank’s International N.V.

Registration Statement on Form S-1 (as amended)

File No. 333-188536

Dear Mr. Schwall:

On behalf of Frank’s International N.V. (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 3:00 p.m. (Eastern Time) on August 8, 2013, or as soon thereafter as practicable. As requested by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated July 31, 2013, the Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact Douglas E. McWilliams of Vinson & Elkins L.L.P. at (713) 758-3613.

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Very truly yours,

FRANK’S INTERNATIONAL N.V.

By:	/s/ Mark G. Margavio
Name: Mark G. Margavio
Title: Chief Financial Officer